Exhibit (c)(1)

SEVEN HILLS

April 27, 2009

PERSONAL & CONFIDENTIAL

Committee of Independent Directors of the Board of Directors

CallWave, Inc.

136 West Canon Perdido Street Suite C

Santa Barbara, CA 93101

Members of the Independent Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, no par value per share (the “Shares”), of CallWave, Inc. (the “Company”) who tender Shares in the Tender Offer or who will hold only fractional interests immediately after the Reverse Split (each as defined below) of the consideration to be received by such holders (other than affiliates of the Company) in the Tender Offer and Reverse Split.

We have been advised that the Company will (i) commence a tender offer (the “Tender Offer”) for any and up to all of the Shares for $1.15 per Share in cash and (ii) subsequent to the purchase of Shares in the Tender Offer, effect a reverse and a forward stock split of the Shares (respectively, the “Reverse Split” and the “Forward Split” and, collectively with the Tender Offer, the “Transaction”). In the Reverse Split, each outstanding Share will be converted into 1/5,000 of a Share, and each holder who, following the Reverse Split and immediately prior to the Forward Split, holds only fractional interests will receive in lieu thereof cash consideration in an amount equal to the number of shares owned by such holder immediately prior to the Reverse Split multiplied by the greater of (a) the ten-day average trading price of the Company’s common stock for the period immediately preceding the Reverse Split, and (b) $1.15. In the Forward Split, the remaining Shares and fractional interests will be forward split back into whole Shares at a ratio of 5,000/1.

Seven Hills Partners LLC provides financial advisory services to public and private companies. In this capacity, we are continually engaged in performing financial analyses with respect to businesses and their securities in connection with strategic transactions and other corporate purposes. We have acted as financial advisor to the Committee of Independent Directors of the Board of Directors of the Company (the “Independent Committee”) in connection with the Transaction. We will receive a fee from the Company upon the delivery of this opinion. The Company agreed to pay us a retainer fee upon the execution of our engagement letter with the Company in connection with the Transaction, which retainer fee will be credited against the opinion fee, and are entitled to monthly advisory fees under that engagement letter. The Company has agreed to reimburse our expenses and to indemnify us against certain liabilities emerging out of our engagement. In the two years preceding the date of this opinion, we have not had a material relationship with the Company. We may perform investment banking and financial services for the Company and its affiliates in the future and, in such case, expect to receive customary fees for such services.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

a.	a draft dated April 24, 2009 of the Offer to Purchase prepared by the Company in connection with the Tender Offer, together with a draft dated the same date of the Schedule TO prepared by the Company (collectively, the “Tender Offer Documents”);

b.	certain publicly available financial and other information for the Company, including Annual Reports on Form 10-K for the fiscal year ended June 30, 2008 and Quarterly Reports on Form 10-Q for the quarter ended December 31, 2008;

c.	certain financial and operating information with respect to the business, operations and prospects of the Company furnished to Seven Hills by the Company, including financial projections through fiscal year 2014 prepared by the management of the Company;

d.	discussions we have had with certain members of the Company management concerning the historical and current business operations and strategy, financial conditions and prospects of the Company and such other matters we deemed relevant;

e.	a liquidation analysis for the Company prepared by the management of the Company, and discussions we have had with certain members of the Company management concerning the Company’s assets and liabilities and the potential value of those assets and liabilities in the event of an orderly liquidation;

e.	certain operating results, the reported price and trading histories of the Shares, and operating results, the reported price and trading histories of certain publicly traded companies we deemed relevant;

f.	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant;

g.	discussions with the senior management of the Company and their strategic and financial rationale for the Transaction; and

h.	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with the Independent Committee’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial, accounting, and other information provided to us or otherwise made available by the Company or which is publicly available. We have not assumed any responsibility for the accuracy or completeness, or independently verified, any such information. In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with the Independent Committee’s consent, assumed that the financial projections which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company. We have, with the Independent Committee’s consent, also assumed that the liquidation values of the assets and liabilities of the Company determined by the management of the Company are reasonable. We have also assumed that in the course of obtaining the necessary approvals, consents and releases for the Transaction, no modification, delay, restriction or condition will be imposed that will have a material adverse effect on the Transaction and that the Transaction will be consummated in accordance with applicable laws and regulations and as described in the Tender Offer Documents, without delay, waiver, amendment or modification of any material term, condition or agreement.

We have assumed, with the Independent Committee’s consent, that there are no legal issues with regard to the Company or the Transaction that would affect our opinion, and we have relied on this assumption without undertaking any independent investigation or inquiry. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so. We were not asked to and we have not evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. We were not authorized or asked to seek or advise the Independent Committee on any alternatives to the Transaction, and we were not authorized or asked to seek any offers for the Company or its assets. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction. Without limiting the generality of the foregoing, we have assumed, at the instruction of the Independent Committee, that the Company will not be liquidated and will not dividend or distribute cash to the holders of the Shares. We express no view as to the federal, state or local tax consequences of the Transaction. We are not expressing any opinion as to the prices at which the Shares will trade at any time. We have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

It is understood that this letter is intended for the benefit and use of the Independent Committee in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted, communicated (in whole or in part) or referred to at any time, in any manner or for any purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing made by the Company with respect to the Transaction with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form reasonably acceptable to us and our counsel. In furnishing this opinion and consenting to any such disclosure, Seven Hills does not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. This letter does not constitute a recommendation to any holder of Shares, or any other person, as to how such person should act with respect to the Tender Offer or the Reverse Split or otherwise (including, without limitation, whether or not to tender Shares in connection with the Tender Offer). This opinion was reviewed and approved by Seven Hills’ Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration proposed to be paid by the Company to the holders of the Shares who tender Shares in the Tender Offer or who will hold only fractional interests immediately after the Reverse Split (taken together as a whole) is fair, from a financial point of view, to such holders (other than affiliates of the Company).

Very truly yours,

/s/ Seven Hills Partners LLC

SEVEN HILLS PARTNERS LLC

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